Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

April 23, 2021

VIA EDGAR TRANSMISSION

Mr. Raymond Be
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 45 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 333-227298, 811-23377

Dear Mr. Be:
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on April 8, 2021 with respect to the Amendment and the Trust’s series, the SonicShares™ Airlines, Hotels, Cruise Lines ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
General
1.    Please update the EDGAR series and class information with the Fund’s exchange ticker symbol.
Response: The EDGAR series and class information will be updated with the Fund’s exchange ticker symbol.
Prospectus
2.    Please provide a completed Fees and Expenses table as well as the completed Expense Example prior to effectiveness.
Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.
3.     Please explain how the line item “Other Expenses” in the Fees and Expenses table was estimated and how it was determined the estimate is reasonable.
Response: The Trust responds by noting that Other Expenses were estimated based on a review of sample portfolio holdings for the Fund. The sample portfolio holdings were evaluated to determine the potential for additional fees from investments. The Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings.
4.    Please provide the Index methodology white paper and model portfolio showing the top 20 holdings, their countries, industries and dates. Please also advise whether any of the holdings have foreign ownership restrictions and discuss their impact on Fund operations.

Response: The requested information was sent to the Staff by email on April 23, 2021. The Trust does not believe the Fund’s foreign investments, certain of which do have foreign ownership restrictions, will have an impact on Fund operations.
5.     With a view to clarifying disclosure, please explain how owning or leasing aircraft for passenger air travel makes a company an airline company. Specifically, please clarify whether these companies operate the planes or simply own and lease them to other operators who fly them.
Response: The Trust responds by noting that, as defined in the Prospectus, “Airline Companies” include “[c]ompanies that derive at least 50% of their revenue from owning or leasing aircraft for operating passenger air transportation services.” For inclusion in the Index, securities must fall into the “Airline Companies” category within the Factset Revere Business Industry Classification System (“RBICS”), which includes Asia/Pacific Air Passenger Service Providers, United States Air Passenger Service Providers, Europe Air Passenger Service Providers, and Multi-Region Air Passenger Transportation. Disclosure has been added to the third paragraph of the sub-section titled “Solactive Airlines, Hotels, Cruise Lines Index” to reference the RBICS and the applicable RBICS categories.
6.    If the Fund anticipates being concentrated in one or more industries, please use more definitive language.
Response: The Trust responds by noting that to the extent the Index concentrates in the securities of any one particular industry or group of related industries, the Fund will concentrate its investments to approximately the same extent as the Index. The Trust responds by moving the concentration disclosure to become the third paragraph under the sub-section titled “The Fund’s Investment Strategy,” and revising the disclosure as follows:
“The Fund will concentrate its investments in a particular industry or group of industries ~~To the extent the Index concentrates~~ (i.e. hold more than 25% of its total assets in the securities of a particular industry or group of related industries), ~~the Fund will concentrate its investments to~~ approximately the same extent as the Index is so concentrated.”
7.    With a view toward potential risk disclosure, to the extent that airlines, cruise lines and hotels are debt impacted with high-cost structures, please consider enhancing the risk disclosure to provide additional context for how the industries may be adversely affected by a downturn in economic condition, resulting in decrease in demand.
Response: The Trust responds by revising the disclosure presented under “Principal Investment Risks” as follows:
“Airlines, Hotels and Cruise Lines Industry Risks:
•Airline Companies ~~and Cruise Lines~~ Risk. Airline Companies ~~in the airline, hotel and cruise line industries~~ may be adversely affected by a downturn in economic conditions ~~that can result in decreased demand for leisure and business travel and accommodations~~. Due to the discretionary nature of business and leisure travel spending, coupled with the high debt and cost structure of the airline industry, a downturn in economic conditions of the U.S. economy and economies in other regions of the world that results in decreased demand for air travel may significantly and negatively affect the revenues and profitability of such industry~~the airline, hotel and cruise line industry revenues are heavily influenced by the condition of the U.S. economy and economies in other regions of the world~~. Airline ~~and cruise~~ line Companies may also be significantly affected by changes in fuel prices, which may be very volatile. Due to the competitive nature of this~~these~~ industry~~ies~~, such companies may not be able to pass on increased fuel prices to customers by increasing fares. ~~These industries may also be significantly affected by changes in labor relations and insurance costs.~~ Airline Companies may also be significantly affected by the imposition of tariffs and/or changes in labor relations, insurance costs, and the imposition by the United States or other countries of taxes, tariffs or regulations applicable to airline travel, aircraft manufacturing, or aircraft sales. The trend in the United States has been to deregulate the transportation industry, which could have a favorable long-term effect, but future government decisions could adversely affect companies in this industry~~these industries~~. Airline Companies may also be highly dependent on aircraft or related equipment from a small number of suppliers, and consequently, issues affecting the availability, reliability, safety, or longevity of such aircraft or equipment (e.g., the inability of a supplier to meet aircraft demand or the grounding of an aircraft due to safety concerns) may have a significant effect on the operations and profitability of Airline Companies. Airline Companies are subject to various risks that may cause significant losses, which include risks related to uncertainty in travel (due to global, regional or local events), passenger safety, security, and privacy, changing consumer demands, shortages of experienced personnel, consumer perception of risk (for example, due to terrorist attacks, pandemics, and political or social violence), and changing or increased regulations.
•    Hotel Companies Risk. Hotel Companies may be adversely affected by a downturn in economic conditions. Due to the discretionary nature of hotel spending, coupled with the high debt and cost structure of the hotel and lodging industry, a downturn in economic conditions of the U.S. economy and economies in other regions of the world that results in decreased demand for hotel accommodations may significantly and negatively affect the revenues and profitability of such industry. Hotel Companies may also be significantly affected by changes in labor relations, insurance costs, and the imposition of taxes, tariffs or regulations applicable to hospitality services and the purchase or sale of hotels or real estate. Companies in the hotel and lodging industry are subject to various risks that may cause significant losses, which includes risks related to uncertainty in travel (due to global, regional or local events), guest safety, security, and privacy, changing consumer demands, shortages of experienced personnel, consumer perception of risk (for example, due to terrorist attacks, pandemics, and political or social violence), and changing or increased regulations.
•    Cruise Line Companies Risk. Cruise Line Companies may be adversely affected by a downturn in economic conditions. Due to the discretionary nature of leisure travel and cruise spending, coupled with the high debt and cost structure of the cruise line industry, a downturn in economic conditions of the U.S. economy and economies in other regions of the world that results in decreased demand for cruises may significantly and negatively affect the revenues and profitability of such industry. Cruise Line Companies may also be significantly affected by changes in fuel prices, which may be very volatile. Due to the competitive nature of this industry, such companies may not be able to pass on increased fuel prices to customers by increasing fares. Cruise Line Companies may also be significantly affected by changes in labor relations, insurance costs, and the imposition by the United States or other countries of taxes, tariffs or regulations applicable to cruises, ship manufacturing or ship sales. Cruise Line Companies are subject to various risks that may cause significant losses, which includes risks related to uncertainty in travel (due to global, regional or local events), passenger safety, security, and privacy, changing consumer demands, shortages of experienced personnel, consumer perception of risk (for example, due to terrorist attacks, pandemics, and political or social violence), and changing or increased regulations.
The Trust also responds by adding a “Pandemic Risk” to the Fund’s “Principal Investment Risks” as follows:
Pandemic Risk. Beginning in the first quarter of 2020, the United States and countries around the world experienced a global pandemic caused by COVID 19, a novel coronavirus. The pandemic resulted in a wide range of social and economic disruptions, including closed borders and reduced or prohibited domestic or international travel. Some sectors of the economy and individual issuers, including Airline Companies, Cruise Line Companies and Hotel Companies, experienced particularly large losses. Travel restrictions imposed in the United States and other countries have resulted in Airline Companies, Cruise Line Companies and Hotel Companies seeing dramatically reduced demand and, consequently, an equally dramatic impact to such companies’ operations and profitability.

8.    Please ensure the “Sector Risk” disclosure focuses on the industry or industries most directly relevant to the Fund.
Response: The Trust responds by revising the “Sector Risk” disclosure and corresponding sub-risks to note the expanded disclosure provided in the response to Comment No. 7, above.
Sector Risk. ~~At times the Fund may increase the relative emphasis of its investments in a particular sector or group of industries.~~ The prices of securities of issuers in a particular sector may be more susceptible to fluctuations due to changes in economic or business conditions, government regulations, availability of basic resources or supplies, or other events that affect ~~that industry or~~ sector or industries within the sector more than securities of issuers in other ~~industries and~~ sectors. ~~To the extent that the Fund increases the relative emphasis of its investments in a particular industry or sector,~~ The value of the Fund’s investments ~~Shares~~ may fluctuate in response to events affecting a particular ~~that industry or~~ sector or industry within the sector.
◦    Industrials Sector Risk. ~~The Fund may invest in~~ Airline Companies are included within ~~in~~ the industrials sector.~~, and therefore~~ The performance of the Fund could be negatively impacted by events affecting this sector. The industrials sector may be affected by changes in the supply of and demand for products and services, product obsolescence, claims for environmental damage or product liability and general economic conditions, among other factors. Specific industry risks impacting Airline Companies are set forth in “Airline Companies Risk” above.
◦    Consumer Discretionary Sector Risk. ~~The Fund may invest in~~ Hotel Companies and Cruise Line Companies are included within ~~in~~ the consumer discretionary sector.~~, and Therefore~~ The performance of the Fund could be negatively impacted by events affecting this sector. The success of consumer product manufacturers and retailers (including travel and leisure) is tied closely to the performance of domestic and international economies, interest rates, exchange rates, competition, consumer confidence, changes in demographics and consumer preferences. Companies in the consumer discretionary sector depend heavily on disposable household income and consumer spending, and may be strongly affected by social trends and marketing campaigns. These companies may be subject to severe competition, which may have an adverse impact on their profitability. Specific industry risks impacting Hotel Companies and Cruise Line Companies are set forth in “Hotel Companies Risk” and “Cruise Line Companies Risk” above.

Sincerely,
/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
As Sub-Administrator to the Tidal ETF Trust

Appendix A
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.70%
Distribution and/or Service (Rule 12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.70%

1 Estimated for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year: $72	3 Years: $224

A-1